UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________________

FORM 6-K

__________________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the quarterly period ended June 30, 2020
Commission File Number 001-38332
 __________________________________
QIAGEN N.V.
(Translation of registrant’s name into English)
 __________________________________
Hulsterweg 82
5912 PL Venlo
The Netherlands
__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

QIAGEN N.V.
Form 6-K

OTHER INFORMATION
On July 13, 2020, QIAGEN N.V. (NYSE: QGEN; Frankfurt, Prime Standard: QIA) issued a press release providing an update on results for the second quarter of 2020, outlook for the third quarter and full-year of 2020 and perspectives on 2021 in light of the coronavirus pandemic. The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers
Roland Sackers
Chief Financial Officer

Date: July 13, 2020

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated July 13, 2020

Exhibit 99.1

QIAGEN provides update on Q2 2020 results, announces strong outlook for Q3 and FY 2020, and 2021 perspectives in light of coronavirus pandemic

Venlo, The Netherlands, July 13, 2020 - QIAGEN N.V. (NYSE: QGEN; Frankfurt Prime Standard: QIA) today announced additional information on preliminary results for the second quarter and first half of 2020, along with an outlook for continued strong growth trends in the third and fourth quarters of 2020. QIAGEN also provided initial perspectives that business trends are expected to continue at a solid pace during 2021 and an update on the potential future impact of the coronavirus pandemic.
Second quarter and first half 2020 results
As an update to the announcement on July 9, 2020, net sales for the second quarter of 2020 were $443 million, an increase of 19% at constant exchange rates (or CER) (previously 18-19% CER) and 16% at actual rates from $382 million in the same period of 2019. Instrument sales increased 48% CER and 45% at actual rates in the second quarter of 2020 to $68 million from $47 million in the same period of 2019, while sales of consumables and related revenues rose 14% CER and 12% at actual rates to $375 million from $335 million in the year-ago period. Among the customer classes, Life Sciences sales advanced 25% CER and 23% at actual rates to $239 million from $194 million in the second quarter of 2019, while Molecular Diagnostics sales grew 12% CER and 9% at actual rates to $204 million from $188 million in the year-ago period. The QuantiFERON-TB test for tuberculosis detection ($33 million, -46% CER, -46% at actual rates) faced significant headwinds in the U.S. and Europe due to reduced demand, but experienced accelerating trends in regions where quarantines and lockdown measures have been eased.
Adjusted earnings per share (EPS) for the second quarter of 2020 are now expected to be $0.56 CER (previously $0.55-0.56 CER) based on preliminary results, an increase of about 70% from $0.33 in the second quarter of 2019. Results were also well above the outlook announced on May 5, 2020, for at least $0.40 CER.
For the first half of 2020, net sales were $815 million, an increase of 14% CER and 12% at actual rates from $730 million in the first six months of 2019. Adjusted EPS are expected to be $0.90 CER based on preliminary results, an increase of 50% CER from $0.60 in the first half of 2019.
The release of full second quarter and first-half 2020 results remains planned for August 4, 2020.
Third quarter and full-year 2020 outlook
For the third quarter of 2020, QIAGEN expects net sales growth of approximately 16-21% CER compared to $383 million in the same period of 2019, and adjusted EPS to grow approximately 45-60% CER to about $0.52-0.58 CER from $0.36 in the year-ago quarter. This outlook is based on expectations for a continuation of trends from the first half of 2020 into the third and fourth quarters of the year. Sustained elevated demand for coronavirus test products is expected to more than offset weaker year-over-year sales trends in other areas of the portfolio, which are being adversely impacted by quarantines and lockdown actions in countries around the world.
For full-year 2020, QIAGEN expects net sales growth of approximately 15-18% CER from the 2019 level of $1.53 billion and adjusted EPS growth of at least 40% CER to at least $2.00 CER from $1.43 per share in 2019. The outlook for adjusted EPS does not include any potential capital gain that could result from the expected divestiture of its minority investment in ArcherDX.
Perspectives for 2021
In terms of business trend perspectives for 2021, QIAGEN currently assumes that the first SARS-CoV-2 vaccine would become progressively available on a large scale during the year, but that coronavirus testing products will be required for a longer-term period before demand starts to recede. QIAGEN also expects to see recovery trends continuing in other areas of the portfolio during the course of 2021. Based on these assumptions, QIAGEN currently expects a continuation of net sales growth at a double-digit CER pace for 2021 compared to full-year 2020 results, and for adjusted EPS growth of at least 18% CER from the results in 2020.
Sample to Insight portfolio update
These perspectives take into account the following developments:
•RNA production capacity and instruments: QIAGEN’s production capacity for viral RNA extraction solutions exceeded 12 million patient samples per month as of June 30, 2020, ahead of the previously announced plan for at least 10 million patient samples per month. QIAGEN is on track to reach its goal for more than 20 million patient tests per month during the fourth quarter of 2020.
In addition, QIAGEN is ramping up production capacity for consumables used on automation systems and instruments, with ongoing strong demand for QIAGEN platforms. These include 200 new placements of the QIAsymphony automation system in the first half of 2020, representing a 60% increase from the prior-year period and building on more than 2,500 cumulative placements of this flagship system at the end of 2019. In the QIAcube family of sample processing instruments, more than 415 new placements of QIAcube Connect and 175 new placements of the QIAcube HT high-throughput version were nearly double the placement levels in the same period of 2019, building on over 8,000 cumulative placements of QIAcube platforms at the end of 2019. Additionally, about 250 new placements of the EZ1 instrument were completed in the first half of 2020, an increase of more than 100% from the first half of 2019, adding to over 3,750 cumulative placements at the end of 2019. Given the current demand levels, QIAGEN is also expanding production capacity for viral RNA extraction solutions that can be used on high-throughput third-party instruments.
•QIAstat-Dx: QIAGEN continues to increase cartridge production capacity at two sites in Europe amid high demand for the QIAstat-Dx syndromic system and the QIAstat-Dx Respiratory SARS-CoV-2 Panel, a test available in the U.S., Europe and other countries to differentiate the novel coronavirus from 21 other respiratory pathogens. Cumulative placements of QIAstat-Dx are now approximately 1,500 systems.
•NeuMoDx: QIAGEN has reached an amended agreement to acquire the remaining 80.1% stake in NeuMoDx Molecular, Inc. that it does not currently own. The timing of closing is dependent upon the outcome of Thermo Fisher Scientific Inc.’s announced plans to fully acquire QIAGEN in a voluntary public tender. The acquisition of NeuMoDx requires customary regulatory approvals and clearances. QIAGEN expects NeuMoDx to provide significant sales contributions in the future based on its differentiation as a rapid, integrated PCR-based platform that offers a dedicated COVID-19 test as well as tests for an increasing number of other infectious diseases. Additionally, a new multiplex test combining analysis for influenza, RSV (respiratory syncytial virus) and the SARS-CoV-2 virus is planned to be launched on the NeuMoDx systems in the second half of 2020.
•OEM components for other diagnostic suppliers: QIAGEN continues to scale up production capacity at sites in the U.S. and Europe for reagents purchased by other diagnostic companies for use in their own COVID-19 testing solutions. These products include individualized components such as enzymes and PCR mixes.
•Antibody test in development: QIAGEN plans to launch in the second half of 2020 a serology test (assessing the body’s immune response to the coronavirus via antibodies) and a rapid antigen test (detection of an active coronavirus infection). These two tests are designed to complete QIAGEN’s portfolio of tests for use in coronavirus testing.
•Digital PCR: The first units of the QIAcuity digital PCR platform are scheduled to be installed in August 2020 as QIAGEN begins full commercialization. QIAGEN has a strong pipeline of customer leads, and has increased production capacity in light of higher-than-expected demand.

QIAcuity is a series of differentiated new platforms designed to make highly versatile digital PCR technology available to Life Sciences laboratories worldwide.
About QIAGEN
QIAGEN N.V., a Netherlands-based holding company, is the leading global provider of Sample to Insight solutions that enable customers to gain valuable molecular insights from samples containing the building blocks of life. Our sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other materials. Assay technologies make these biomolecules visible and ready for analysis. Bioinformatics software and knowledge bases interpret data to report relevant, actionable insights. Automation solutions tie these together in seamless and cost-effective workflows. QIAGEN provides solutions to more than 500,000 customers around the world in Molecular Diagnostics (human healthcare) and Life Sciences (academia, pharma R&D and industrial applications, primarily forensics). As of June 30, 2020, QIAGEN employed more than 5,200 people in over 35 locations worldwide. Further information can be found at http://www.qiagen.com.
Forward Looking Statement
Certain statements contained in this press release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN's products, launches, regulatory submissions, collaborations, markets, strategy, taxes or operating results, including without limitation its expected net sales, net sales of particular products (including anticipated sales of its QFT-Plus test for latent TB, its portfolio of next generation sequencing solutions and QIAstat-Dx), net sales in particular geographies, adjusted net sales, adjusted diluted earnings per share results, the expected continuation of trends from the second quarter and first half of 2020, product launches (including anticipated launches of next generation sequencing solutions, the QIAstat-Dx syndromic testing platform, a gastrointestinal panel in the U.S., and a CE-IVD marked panel for meningitis), placements of QIAsymphony modular PCR instruments, improvements in operating and financial leverage, currency movements against the U.S. dollar, plans for investment in its portfolio and share repurchase commitments, plans to shift its Global Operations organization to a regional manufacturing structure, our ability to grow adjusted earnings per share at a greater rate than sales, our ability to improve operating efficiencies and maintain disciplined capital allocation, are forward-looking, such statements are based on current expectations and assumptions that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations, regulatory processes and dependence on logistics); variability of operating results and allocations between customer classes; the commercial development of markets for our products to customers in academia, pharma, applied testing and molecular diagnostics; changing relationships with customers, suppliers and strategic partners; competition; rapid or unexpected changes in technologies; fluctuations in demand for QIAGEN's products (including fluctuations due to general economic conditions, the level and timing of customers' funding, budgets and other factors); our ability to obtain regulatory approval of our products; difficulties in successfully adapting QIAGEN's products to integrated solutions and producing such products; the ability of QIAGEN to identify and develop new products and to differentiate and protect our products from competitors' products; market acceptance of QIAGEN's new products and the integration of acquired technologies and businesses; actions of governments, global or regional economic developments, weather or transportation delays, natural disasters, political or public health crises, including the breadth and duration of the COVID-19 pandemic and its impact on the demand for our products and other aspects of our business, or other force majeure events; as well as the possibility that expected benefits related to recent or pending acquisitions, including the announced acquisition by Thermo Fisher Scientific Inc., may not materialize as expected; and the other factors discussed under the heading “Risk Factors” contained in Item 3 of our most recent Annual Report on Form 20-F. For further information, please refer to the discussions in reports that QIAGEN has filed with, or furnished to, the U.S. Securities and Exchange Commission (SEC).

QIAGEN

Investor Relations	Public Relations
John Gilardi +49 2103 29 11711 Phoebe Loh +49 2103 29 11457	Thomas Theuringer +49 2103 29 11826 Robert Reitze +49 2103 29 11676
e-mail: ir@QIAGEN.com	email: pr@QIAGEN.com